UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Jie Lian

Lawrence Wang

Primavera Capital (Cayman) Fund I L.P.

28th Floor, 28 Hennessy Road, Wanchai

Hong Kong

+852 3767-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Timothy M. Gardner

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

+852 2912-2500

April 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

CUSIP No. 81941U105	Page 2 of 13

1	Name of reporting person Mage Capital Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,959,276 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,959,276 (1)
11	Aggregate amount beneficially owned by each reporting person 28,959,276 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.5% (2)
14	Type of reporting person CO

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105	Page 3 of 13

1	Name of reporting person Mage SPV Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,959,276 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,959,276 (1)
11	Aggregate amount beneficially owned by each reporting person 28,959,276 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.5% (2)
14	Type of reporting person CO

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105	Page 4 of 13

1	Name of reporting person Primavera Capital (Cayman) Fund I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,959,276 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,959,276 (1)
11	Aggregate amount beneficially owned by each reporting person 28,959,276 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.5% (2)
14	Type of reporting person PN

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105	Page 5 of 13

1	Name of reporting person Primavera Capital (Cayman) GP1 L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,959,276 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,959,276 (1)
11	Aggregate amount beneficially owned by each reporting person 28,959,276 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.5% (2)
14	Type of reporting person PN

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 380,127,724 Class B Ordinary Shares were outstanding.

CUSIP No. 81941U105	Page 6 of 13

1	Name of reporting person Primavera (Cayman) GP1 Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 28,959,276 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 28,959,276 (1)
11	Aggregate amount beneficially owned by each reporting person 28,959,276 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 18.5% (2)
14	Type of reporting person CO

(1)	representing 28,959,276 Class A Ordinary Shares (as defined below) held by Mage Capital Limited, a British Virgin Islands corporation and a direct wholly owned subsidiary of Mage SPV Limited, which is in turn wholly owned by Primavera Capital (Cayman) Fund I L.P.
(2)	percentage calculated based on total Class A Ordinary Shares outstanding as of March 31, 2014. As of March 31, 2014, 156,748,668 Class A Ordinary Shares (including Class A Ordinary Shares represented by American Depositary Shares) (“ADSs”) and 380,127,724 Class B Ordinary Shares were outstanding.

INTRODUCTION

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P. and Primavera (Cayman) GP1 Ltd with the Securities and Exchange Commission on February 5, 2014, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons (as defined below) under Schedule 13D/A on February 20, 2014 and Amendment No. 2 filed by the Reporting Persons under Schedule 13D/A on April 22, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Fund I (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the consortium members (the “Consortium Members”) agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Issuer in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Issuer to any third party. Shanda SDG Investment Limited (“SDG”), a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive, may consider selling additional shares of the Issuer to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3 of the Original 13D.

On January 27, 2014, SDG and Fund I entered into a share purchase agreement (the “Fund I Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Fund I agreed to purchase, 28,959,276 Class A Ordinary Shares (the “Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “Fund I Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Fund I Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Fund I Purchase Shares where Fund I is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the Fund I Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Fund I Purchase Shares where Fund I is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Fund I Purchase Price, Fund I shall pay SDG the shortfall between the Fund I Purchase Price and the Going-private Price with respect to all the Duns I Purchase Shares. Pursuant to the Fund I Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Fund I Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to Fund I an amount equal to the Fund I Purchase Price. The purchase and sale of the Fund I Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Perfect World agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is part of the buyer consortium and the Going-private Price is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where Perfect World is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, Perfect World shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares. Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to Perfect World an amount equal to the PW Purchase Price.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Fund I and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 18, 2014 shall include Perfect World.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Fund I and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 25, 2014 shall include FV Investment.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Act would be terminated.

Descriptions of the Proposal, the Consortium Agreement, the Fund I Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement and the FV Adherence Agreement in this Statement are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the Fund I Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement and the FV Adherence Agreement which are filed hereto as Exhibits 7.02, 7.03, 7.04, 7.05, 7.06 and 7.07 hereto and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the PV Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement and the FV Adherence Agreement under Item 4 are incorporated herein by reference in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons dated February 20, 2014 (incorporated by reference to Exhibit 7.01 to Schedule 13D filed by the Reporting Persons on February 20, 2014).

Exhibit 7.02:	Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Fund I Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 28, 2014

MAGE CAPITAL LIMITED

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Director

MAGE SPV LIMITED

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Director

PRIMAVERA CAPITAL (CAYMAN) FUND I L.P.

By:	PRIMAVERA CAPITAL (CAYMAN) GP1 L.P., its General Partner

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Authorized Signatory

PRIMAVERA CAPITAL (CAYMAN) GP1 L.P.

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Authorized Signatory

PRIMAVERA (CAYMAN) GP1 LTD

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Authorized Signatory

INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons dated February 20, 2014 (incorporated by reference to Exhibit 7.01 to Schedule 13D filed by the Reporting Persons on February 20, 2014).

Exhibit 7.02:	Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Fund I Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).